Securitas EDGAR Filings, Inc.

 4115 Taylorsville Rd.

Louisville, KY 40220

April 14, 2011

H. Christopher Owings

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20548

Re:

Securitas Edgar Filings, Inc. File No. 333-137624

Registration Statement on Form S-1/A

April 14, 2011

Dear Mr. Owings,

On behalf of Securitas Edgar Filings, Inc. (“Securitas”, “SEF”, or “Company”), we hereby submit the Company’s request to accelerate the effective date of its registration statement to April 15, 2011.

In this regard, we acknowledge the following:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss this acceleration request, please contact Robert Diener at (310) 396-1691.

Sincerely,

/s/ Jeremy Pearman

_______________

Jeremy Pearman